

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Nicholas Lahanas
Chief Financial Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 94597

> **Re: Central Garden & Pet Company**
> **Form 10-K for the Fiscal Year Ended September 26, 2020**
> **Filed November 24, 2020**
> **File No. 001-33268**

Dear Mr. Lahanas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ended September 26, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. Please expand your Gross Profit discussion to quantify the factors causing the change between periods and to explain the changes in cost of goods sold and occupancy costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

Use of Non-GAAP Financial Measures, page 30

2. We note your presentation of the Non-GAAP measure EBITDA which you define as income before income tax, net other expense, net interest expense and depreciation and amortization. As you are adjusting net income by items other than those defined by EBITDA, please relabel the measure as "adjusted EBITDA" or eliminate the adjustment.

See Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at (202) 551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services